FIRST MAJESTIC SILVER CORP.

Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

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NEWS RELEASE

New York – AG	May 26, 2023
Toronto – FR
Frankfurt – FMV

First Majestic Announces Voting Results from Annual General Meeting

VANCOUVER, British Columbia – First Majestic Silver Corp. (“First Majestic” or the “Company”) is pleased to announce the voting results for its annual general meeting held on May 25, 2023.

A total of 121,898,845 shares were represented at the meeting, being 44.41% of the Company’s issued and outstanding common shares. The voting results submitted by proxy are as follows:

ELECTION OF DIRECTORS

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	79,133,059	97.19%	2,288,441	2.81%
Marjorie Co	76,604,882	94.08%	4,816,617	5.92%
Thomas Fudge, Jr.	75,328,385	92.52%	6,093,115	7.48%
Ana Lopez	43,257,068	53.13%	38,164,432	46.87%
Raymond Polman	76,395,313	93.83%	5,026,187	6.17%
Jean Des Rivières	76,379,816	93.81%	5,041,685	6.19%
Colette Rustad	80,156,948	98.45%	1,264,551	1.55%

Shareholders approved setting the total number of directors to seven, re-elected the seven incumbent directors to the Board of Directors, and re-appointment of Deloitte LLP as auditors for the Company.

The non-binding advisory resolution with respect to the Company’s approach to executive compensation as outlined in the Circular was not approved by shareholders.

Thomas Fudge, Chairman of the Board, stated, “We acknowledge the low Say on Pay Advisory Vote and shareholder concerns regarding our disclosure of compensation practices and incentive policies for executives and officers. In 2023, we are committed to engaging with our shareholders to better understand and address their concerns. First Majestic will focus on enhancing our disclosure on the metrics used in determining total compensation, including short-and long term incentives.”

SAY ON PAY ADVISORY VOTE

Votes For	% For	Votes Against	% Against
21,309,139	26.17%	60,112,358	73.83%
ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation, including, among other things, information with respect to this presentation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the Company’s plan to focus on enhancing its disclosure metrics used in determining total compensation, including short-and long term incentives . While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

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